March 24, 2017

Andrei Gurduiala

Chief Executive Officer Crona Corp.

Strada Jean-Louis Calderon 31 Bucharest, Romania 030167

Re: Crona Corp.

Registration Statement on Form S-1

Filed February 22, 2017

File No. 333-216180

Dear Messrs.:

This letter sets forth the responses of Crona Corp. (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of March 21, 2017.

General

1.      You state that you do not believe you are a shell company because you have “hard assets” and “real business operations.” In this regard, we note that you were incorporated within that last six months, your activities to date are limited, you plan to use the proceeds from this offering to “start” operations, and you have one customer and no revenues. We consider these to be no or nominal operations. Moreover, you have nominal cash and assets. Please provide us with a more detailed and quantified analysis supporting your assertion that you are not a “shell company” as defined in Rule 405 of the Securities Act of 1933, or revise to disclose that you are a shell company and provide appropriate related disclosure.

Response: We do not believe that Crona Corp. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

In this case we do not believe that the Company can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our area of business as stated in the S-1. As of the date of this filling Crona Corp. has generated limited revenues of $1,500 from providing recording service to its first customer NM & Mike J Production. We are expecting to receive additional funds from this customer in the nearest time. The Company also has identified additional customer Vent Event Romania and expecting to get fist payment from this customer in May 2017. Crona Corp. also has also signed a lease agreement for renting in office space for one year and has paid for fist half of the year renting fee. The Company has purchased needed equipment for recording purposes from Guangzhou Electronic Audio EQPT Co., Ltd. The following webpage was also registered www.corpcrona.com and it was filed with initial information about the Company. Crona Corp. received initial funding of $5,000 from our sole officer and director who purchased 5,000,000 shares of common stock at $0.001 per share. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Cover Page

2.      Please disclose in the initial paragraph the offering price per share of $0.03 rather than the par value.

Response: The information was disclosed.

Prospectus Summary

The Offering, page 7

3.      You state that the amount of net proceeds to you from the offering is $105,000; however, it appears that this amount represents gross proceeds assuming the maximum number of shares sold. Where you refer to “net proceeds,” please revise to deduct the offering costs disclosed elsewhere in your document.

Response: The statement was revised.

Risk Factors

“We have earned limited revenue...,” page 9

4.      Please revise the risk factor so that it accurately reflects the status of your development stage business. Specifically, please revise the subheading to state that you have generated no revenues to date and, consistent with your disclosure elsewhere, that you expect to start operations with the proceeds from this offering.

Response: The risk factor was revised respectively.

“Because our sole officer and director will only be devoting limited time...,” page 12

5.      Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, as appropriate.

Response: The information was identified.

“As an ‘Emerging Growth Company’ under the Jobs Act, we are permitted to rely on exemptions from certain disclosure requirements...,” page 13

6.      You indicate on pages 8 and 9 that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Please reconcile these disclosures with the statement here that you have elected to take advantage of the benefits of this extended transition period.

Response: The statement was reconciled.

Use of Proceeds, page 16

7.      Please revise the table to include a line item that reflects the net proceeds to you from the offering. Refer to Item 504 of Regulation S-K.

Response: The table was revised.

Description of Business

General Description of the Planning Activity, page 21

8.      Please expand your business description to discuss your target market as well as the competitive conditions in your industry and in Romania specifically. Refer to Item 101(h) of Regulation S-K.

Response: The information was disclosed.

9.      Please revise your business discussion to delineate clearly between the activities that you are or have engaged in to date and those business activities that you plan for the future. For instance, you state that from inception to date you have had limited operating activities relating to setting up your business. However, you also discuss renting out your facility based on the needs of your clients and providing various services. If you have not yet generated revenues from studio rentals or services or royalties from licensing activities, please clarify this.

Response: The information was disclosed in Description of Business section and in our registration statement where appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 28

10.   You state that your activities have been financed, in part, from sales to your customers and that there is no assurance that you will continue to have gross profits from sales. Please clarify these statements in light of the fact that you have generated no revenue.

Response: The statement was clarified.

Liquidity and Capital Resources, page 29

11.   Please explain or clarify your statement that you will be able to continue operations for approximately 12 months based on your current cash position. Also explain your statement that you must raise approximately $105,000 to complete your plan of operation for the next 12 months. In this regard, we note disclosures elsewhere in your filing that there is doubt you can continue as an ongoing business in the next 12 months unless you obtain additional capital and that you require a minimum funding of $42,000 for the next 12 months to implement your plan of operations.

Response: The statement was clarified.

Executive Compensation Summary Compensation Table, page 32

12.   It appears you have provided information in the summary compensation table for fiscal 2017. Please provide the information in the summary compensation table for your last completed fiscal year. Refer to Item 402(n)(1) of Regulation S-K.

Response: The information was provided respectively.

Financial Statements and Report of Independent Registered Public Accounting Firm, page 34

13.   The Report of Independent Registered Public Accounting Firm has been included as an image that is not text-searchable. Please revise to provide the report in a text-searchable format. Refer to Item 304 of Regulation S-T.

Response: The report was revised.

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies, page 40

14.   You state that the Company’s year-end is December 31. However, we note from the Bylaws of Crona Corp. included as Exhibit 3.2 that the fiscal year of the Corporation shall end on February 29. Please explain your disclosure. Please also ensure the disclosure of your fiscal year-end on page 29 is consistent with your bylaws.

Response: The Bylaws was corrected respectively.

Exhibits

15.   Please update the Exhibit Index to include the Certificate of Amendment to the Articles of Incorporation filed as Exhibit 3.3.

Response: The Exhibit Index was updated.

Legality Opinion – Exhibit 5.1

16.   We note the statement that counsel is a member of the bar of the Commonwealth of Pennsylvania and that the opinion is being provided under Nevada law. Please submit a revised opinion that eliminates the implication that counsel is not qualified to opine on Nevada law. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

Response: The opinion was revised.

Best regards,

/s/ Andrei Gurduiala

President of Crona Corp.